

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2024

Haifeng He
Chief Executive Officer and Chairman of Board of Directors
YIZHIHUI TECHNOLOGY ELDERLY CARE GROUP CO., LTD
R.489 5 Brayford Square
London, England United Kingdom E1 0SG

> **Re: YIZHIHUI TECHNOLOGY ELDERLY CARE GROUP CO., LTD**
> **Registration Statement on Form F-1**
> **Filed November 29, 2024**
> **File No. 333-283526**

Dear Haifeng He:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Loan Lauren Nguyen at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services